LINUX GOLD CORP.
1103 – 11871 Horseshoe Way
Richmond, B.C., V7A 5H5

October 31, 2005

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Linux Gold Corp. (the “Company”)
Form 20-F for the Fiscal Year Ended February 28, 2005
Filed August 29, 2005
File No. 0-30084

Dear Mr. Schwall:

This letter responds to your letter dated September 16, 2005, commenting on the Company’s financial statements and related disclosures contained in its Form 20-F for the fiscal year ended February 28, 2005. The item numbers in this response correspond to the numbered comments in your letter of September 16, 2005.

Form 20-F for the Fiscal Year ended February 28, 2005 Item 15. Controls and Procedures, page 44 Controls and Procedures

1.

We have amended the 20-F to indicate that the evaluation of the effectiveness of the disclosure controls and procedures was done “as of the end of the period covered by this report, being February 28, 2005.”

2.

We have amended the 20-F to clarify that our officers concluded that there have been no changes in our internal control over financial reporting that has materially affected our internal control over financial reporting.

Financial Statements, page F-1

General

3.	We entered the exploration stage effective March 2002 upon the signing of an agreement to joint venture the Fish Creek mineral property. We had previously

H. Christopher Owings

October 31, 2005

suspended the Linux-based network business, and began to focus primarily on the resource business.

4. The financial statements have been amended to comply with SFAS No. 7.

Report of Independent Accounting Firm, page F-2

5. A revised Report of Independent Accounting Firm has been provided.

Note 7, Common Stock, page F-13

6. A Statement of Stockholders’ Equity has been added to the financial statements.

Item 19, Exhibits, page 46

7. We have amended the 20-F to provide the correctly worded certifications required pursuant to Section 302 of the Sarbanes Oxley Act.

Engineering Comments

General

8. We have inserted a small-scale map showing the location and access to our property, as required by Instruction 3(B) of Rule 102 of Regulation S-K.

9. We have amended the 20-F to remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of our properties.

10. We have removed the references to individual and company names we previously cited in our 20-F.

Glossary of Mining Terms, page 4

11. We have amended our 20-F by removing the first paragraph in the section “Glossary of Mining Terms”.

12. We have amended our 20-F by removing the definition of the term “geological resources” from this section.

13. We have amended our 20-F by removing all “mineral resource” and “mineral reserve” definitions from this section.

Risk Factors

H. Christopher Owings

October 31, 2005

14. We have amended our 20-F by adding a risk factor that addresses the probability of an individual prospect ever having “reserves” and being commercially viable is extremely remote, and, in all probability, our properties do not contain any reserves, and any funds spent on exploration will probably not be recovered.

Business Overview, page 15

15. We have amended our 20-F to indicate that we are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of our properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

16. We have amended our 20-F by discussing the phased nature of the exploration process, where applicable, and the place in the process our current exploration activities occupy. We have disclosed that we will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

17. We have amended our 20-F to make it clear that even if we complete our current exploration program and it is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

18. We have amended our 20-F in each description of a mineral property to state that we have no reserves.

19. We have amended our 20-F to expand our disclosure about our exploration plans for our properties, including the following:

  We have disclosed a brief geological justification for each of our exploration projects written in non-technical language.
  We have disclosed a breakdown of our exploration timetable and budget, as much as we currently are able, including estimated funds that will be required for each exploration activity, such as geophysics, surface drilling and the like for each of our properties.
  We have amended our 20-F to briefly outline the phases of any phased program planned for our properties.
  We have amended our 20-F to disclose how the exploration programs will be funded.
  We have amended our 20-F to disclose who will be conducting any proposed exploration work and provided a summary of their qualifications.

H. Christopher Owings

October 31, 2005

20. We have revised our 20-F in accordance with your suggestions set out in this paragraph.

21. We have amended our 20-F to disclose the meaning of “non-exclusive option” in our description of the Duna Choapa Norte Orebody and La Barca Orebody.

Closing Comments

As requested, the following is a statement from the Company acknowledging the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Form 20-F and all amendments thereto;
  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In addition to filing this letter, we are concurrently filing a 20-F/A Amendment No. 1.

I would appreciate it if you would please contact our legal assistant, Suzanne Foster at 604-828-2570 if you have any questions.

Very truly yours,

LINUX GOLD CORP.

John Robertson
President

cc:	April Sifford, SEC
Gary Newberry, SEC